

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

John Wobensmith
Chief Executive Officer
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, New York 1017

> **Re: Genco Shipping & Trading Limited**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2023**
> **File No. 001-33393**

Dear John Wobensmith:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program